Museum Tower

150 West Flagler Street, Suite 2200

Miami, FL 33130

(305) 789-3200

stearnsweaver.com

August 3, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re:	BBX Capital Florida LLC

Registration Statement on Form 10-12G

Filed June 17, 2020

File No. 000-56177

Dear Mr. Anderegg:

We are submitting this letter on behalf of BBX Capital Florida LLC (the “Company” or “New BBX Capital”) in response to the Staff’s comment letter, dated July 14, 2020, regarding the Company’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2020 (the “Registration Statement”). For your convenience, the Staff’s comments are repeated below in bold, in each case, followed by the Company’s response to the comment.

The proposed revisions referenced in this letter are contemplated to be included in the updated Information Statement which will be attached as Exhibit 99.1 to Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement is expected to be filed with the SEC following the filing of BBX Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and will be revised as indicated in this letter and to update the interim period financial statements and data from March 31, 2020 to June 30, 2020.

Risk Factors

Other Risk Factors

New BBX Capital or its subsidiaries may incur additional indebtedness, page 32

1.

We note your disclosure that in connection with the spin-off, Parent will enter into a $75 million promissory note in favor of New BBX Capital. Please disclose here, as you do on page 55, that payments of interest for the promissory note may be deferred at the option of the Parent.

In accordance with the Staff’s comment, the risk factor will be revised to include the following additional paragraph including specifically disclosure relating to the right of BBX Capital Corporation (the “Parent”) to defer payments of interest under the note, as well as additional disclosure regarding the terms of the promissory note and other risks relating to the Parent’s obligation.

“In connection with the spin-off, Parent will, in addition to its cash contribution to New BBX Capital, enter into a $75 million promissory note in favor of New BBX Capital. Amounts outstanding under the note will accrue interest at a rate of 6% per annum. The note will require payments of interest only on a quarterly basis. It is also anticipated that payments may be deferred at the option of Parent, with amounts deferred to accrue interest at a cumulative, compounded rate of 8% per annum. All outstanding amounts under the note will become due and payable in five years or upon certain events. Parent’s principal sources of liquidity have historically been its available cash and short term investments, distributions from real estate joint ventures and sales of real estate assets held by BBX Capital Real Estate, and dividends from Bluegreen Vacations. Following the spin-off, Parent will be a Bluegreen Vacations holding company with limited operations. It is currently expected that Parent will incur approximately $700,000 in annual executive compensation expenses, approximately $1.5 - $2.0 million annually in other general and administrative expenses, including costs associated with being a public company, and annual interest expense of approximately $7.3 million associated with Woodbridge’s junior subordinated debentures and the promissory note to New BBX Capital. While Parent will retain $25 million of cash and cash equivalents in connection with the spin-off, which Parent believes will be sufficient to fund its operations and satisfy its obligations for two years, following the spin-off, Parent will rely primarily on dividends from Bluegreen Vacations to fund its operations and satisfy its debt service requirements and other liabilities, including its promissory note to New BBX Capital. The COVID-19 pandemic has resulted in uncertainty regarding Bluegreen Vacations’ operations and cash flow, and Bluegreen Vacations announced during April 2020 that it has suspended its regular quarterly dividend. While Bluegreen Vacations declared a special cash dividend on its common stock of $1.19 per share during July 2020 which is payable on August 21, 2020, there is no assurance that Bluegreen Vacations will resume the payment of regular dividends consistent with prior periods, in the time frames or amounts previously paid, or at all, or pay any other special cash dividends in the future. Parent has agreed to utilize its proceeds from the special cash dividend declared by Bluegreen Vacations to repay Parent’s $80.0 million note to Bluegreen Vacations. If Parent does not receive sufficient dividends from Bluegreen Vacations Parent may be unable to satisfy its debt service obligations, including payments under the promissory note to New BBX Capital. In addition, Parent may in the future pursue a transaction to increase its ownership in Bluegreen Vacations, including a transaction or transactions which would result in Bluegreen Vacations once again becoming an indirect wholly-owned subsidiary of Parent. In connection with any such transaction or otherwise, Parent may in the future seek additional funds from third party sources, which may include the incurrence of additional indebtedness. Any such additional indebtedness would increase Parent’s debt service requirements and may impair Parent’s ability to satisfy its payment obligations under its promissory note to New BBX Capital. Parent’s promissory note to New BBX Capital is unsecured, and New BBX Capital may not have an adequate remedy in the event of a default by Parent under the note.”

The Spin-Off

Separation and Distribution Agreement, page 51

2.

We note your disclosure that “New BBX Capital will retain or assume the liabilities identified in the Separation and Distribution Agreement relating to the businesses and subsidiaries of New BBX Capital, including the approximately $41.9 million of indebtedness of or related to the subsidiaries transferred to it in connection with the spinoff” and that Parent will contribute to New BBX Capital all of Parent’s cash and cash equivalents other than the cash and cash equivalents of Bluegreen Vacations to New BBX Capital. Please quantify such cash and cash equivalents, as you do your indebtedness.

In accordance with the Staff’s comment, the Company will add the following disclosure to the above-referenced section in order to set forth Parent’s cash and cash equivalent balance as of June 30, 2020 and the anticipated cash contribution which would be made to New BBX Capital based on the amount and the retention by Parent of $25 million.

“As of June 30, 2020, Parent had approximately $_____ million of cash and cash equivalents (excluding cash and cash equivalents of its subsidiaries, including Bluegreen Vacations). While the actual amount of the cash contribution will be based on Parent’s cash and cash equivalent balance at the time of the spin-off and the $25 million to be retained by Parent, based on Parent’s June 30, 2020 cash and cash equivalent balance, the cash contribution anticipated to be made to New BBX Capital would be approximately $____ million.”

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Statement of Financial Position as of March 31, 2020, page 71

3.

Referencing the adjustment (A) to cash and cash equivalents for the contribution of $112.8 million to New BBX Capital, it appears New BBX Capital’s historical cash and cash equivalents balance of $17.6 million at March 31, 2020 is included in BBX Capital Corporation’s cash and cash equivalents balance at that date and should not be included in the $112.8 million pro forma adjustment. Please revise or advise us.

As described in Note A, Parent will contribute cash to New BBX Capital based on Parent’s cash and cash equivalent balance at the time of the spin-off. Although Parent’s cash and cash equivalent balance in its consolidated financial statements includes New BBX Capital’s cash and cash equivalents, the Separation and Distribution Agreement contemplates that the contribution will be based solely on the cash and cash equivalents held directly by Parent.

As of March 31, 2020, Parent directly held cash and cash equivalents of $137.8 million, which excludes $17.6 million of cash and cash equivalents held by subsidiaries of New BBX Capital as of that date. The pro forma adjustment of $112.8 million represented the $137.8 million of cash and cash equivalents held directly by Parent less the $25.0 million expected to be retained by Parent in connection with the spin-off and does not include its subsidiaries’ historical cash and cash equivalents balance included in New BBX Capital’s financial statements as of March 31, 2020.

Audited Combined Carve-Out Financial Statements for the Years Ended December 31, 2019, 2018 and 2017

Combined Carve-Out Statements of Operations and Comprehensive Income (Loss), page F-3

4.

Please tell us your consideration of providing separate financial statements for significant equity method investees pursuant to Rule 3-09 of Regulation S-X for any of the fiscal years in the three-year period ended December 31, 2019. Refer to Rule 1-02(w) of Regulation S-X for significance tests required under Rule 3-09 of Regulation S-X.

Pursuant to Rule 3-09 of Regulation S-X, the Company evaluated whether it was required to provide separate financial statements for significant equity method investees for any of the fiscal years in the three year period ended December 31, 2019 by calculating whether any such investees were significant based on the investment and income tests in Rule 1-02(w) of Regulation S-X. In performing these calculations, the amendments to these rules that were issued in May 2020 were applied prior to their effective date.

Under the investment test, significance was based on whether the ratio of the Company’s equity investment in each equity method investee to the Company’s total assets was in excess of 20%. Under the income test, significance was determined based on whether the lower of (1) the ratio of the Company’s equity in earnings from the equity method investee to the Company’s income from continuing operations before taxes (the “income component”) or (2) the ratio of the Company’s percentage of the equity method investee’s revenue to the Company’s total revenue (the “revenue component”) was in excess of 20%. However, if an equity method investee did not have material revenue in each of the two most recently completed fiscal years, significance was determined under the income test based on whether the ratio under the income component was in excess of 20%.

The investment test was calculated as of December 31, 2019, 2018, and 2017, and it was determined that no equity method investees were significant under this test for any such periods. The income test was calculated for the years ended December 31, 2019, 2018, and 2017, and it was determined that two equity method investees were significant under this test. For the year ended December 31, 2017, the ratio under the income and revenue components of the income test for the Company’s Hialeah Communities joint venture were 45% and 29%, respectively. As a result, the Company included audited financial statements for this equity method investee for the year ended December 31, 2017 as an exhibit to the Registration Statement. In addition, for the year ended December 31, 2018, the ratio under the income component of the income test for the Company’s Altis at Shingle Creek joint venture was approximately 57%. (The Company was unable to apply the revenue component of the income test to this joint venture as the venture recognized virtually no revenues during the year ended December 31, 2017.) As audited financial statements for the year ended December 31, 2018 for this joint venture were not available, the Company requested from the Division of Corporation Finance a waiver of the requirement to include such audited financial statements for this joint venture as an exhibit to the Registration Statement (and in any applicable future filings that include the Company’s financial statements for such period), and the Company’s request for such waiver was granted on June 10, 2020. A copy of the SEC’s waiver is attached.

Notes to the Combined Carve-Out Financial Statements

Note 1. Organization

Investments, Renin, page F-7

5.

You disclose that Renin had revenues of $36 million from two major customers for the year ended December 31, 2019, but not if both customers exceeded 10% of your combined revenues and/or receivables for each reporting period. If revenues from transactions with a single external customer amount to ten percent or more of revenues, disclose that fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues. Refer to ASC 280-10-50-42.

Revenue from one of Renin’s customers was 9.3%, 9.4% and 13.4% of New BBX Capital’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. As a result, the following disclosure required by ASC 280-10-50-42 will be added in the Amended Registration Statement:

Revenues from one customer of Renin represented $20.2 million, $20.7 million, and $20.9 million of the Company’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively, which represented nearly 10% of the Company’s total revenues for the years ended December 31, 2019 and 2018 and over 10% of the Company’s total revenues for the year ended December 31, 2017.

Note 7. Investments in Unconsolidated Real Estate Joint Ventures, page F-22

6.

Please explain your methodology for determining which unconsolidated real estate joint ventures accounted for on the equity method are material in relation to the financial position or results of operations of the company for disclosure of summarized financial information as to assets, liabilities, and results of operations of the investees to be disclosed. For those investments in joint ventures which you determine are material in relation to your financial position or results of operations, please provide the disclosures pursuant to ASC 323-10-50-3c. Refer to Rule 1-02(w) and Rule 4-08(g) of Regulation SX, and ASC 323-10-50.

In determining whether summarized financial information of the Company’s unconsolidated real estate joint ventures should be presented in the Company’s financial statements pursuant to ASC 323-10-50-3c, the materiality of such joint ventures was determined based on the investment, income, and asset tests in Rule 1-02(w) of Regulation S-X. The methodology was consistent with the methodology used in determining significance for the purposes of applying Rule 3-09 of Regulation S-X as described in the response to Comment 4 above; however, significance was determined using a 10% threshold in lieu of a 20% threshold.

Based on the Company’s calculations, which were performed for each year in which an income statement was presented, the following unconsolidated joint ventures were determined to be material:

•	Altis Bonterra Hialeah, LLC,

•	Altis at Lakeline – Austin Investors, LLC,

•	Hialeah Communities, LLC,

•	Altis at Shingle Creek, LLC, and

•	BBX Label Chapel Trail Development, LLC.

Summary financial information related to the assets, liabilities, and results of operations of these joint ventures is included on an individual basis in Note 7 to the Company’s audited combined carve-out financial statements. Given the number of unconsolidated joint ventures in which the Company has invested and the varying levels of ownership in these investments which were determined not to be material, the Company believes that presentation of summarized financial statements for the material joint ventures on an individual basis provides users of the Company’s financial statements with the most relevant and useful information regarding the Company’s equity method investments.

Note 12. Debt

Notes Payable Lines of Credit

Bank of America Revolving Line of Credit, page F-34

7.

You disclose in April 2020 a wholly-owned subsidiary of BBX Capital Real Estate (BBXRE) purchased the Bank of America revolving line of credit and the Banc of America equipment note from the respective lenders for the outstanding principal balance of the loans, which were $4.0 million and $0.3 million, respectively, at the time of the purchase, plus accrued interest. Please tell us how you intend to account for the purchase of the Bank of America credit facilities in the second quarter of 2020.

The Company will account for the purchase of IT’SUGAR’s credit facilities by BBXRE as an extinguishment of debt in its second quarter financial statements. Although the loans remain legally outstanding, IT’SUGAR and BBXRE are consolidated subsidiaries of the Company, and the outstanding balance of the credit facilities and related receivables will be eliminated in consolidation in the Company’s financial statements. As the Company has paid the third party creditors and been relieved of its obligations to the third party creditors under the credit facilities, the Company will derecognize the liabilities in its consolidated financial statements in its second quarter financial statements.

Unaudited Combined Carve-Out Financial Statements for the Quarters Ended March 31, 2020 and 2019

Notes to Combined Carve-Out Financial Statements - Unaudited

Note 1. Organization

Impact of the COVID-19 Pandemic

BBX Sweet Holdings, page F-58

8.

BBX Sweet Holdings’ IT’SUGAR and Hoffman’s Chocolate reporting units are negotiating rent abatements or deferrals with the landlords for their retail locations which have been closed since March and started a phase reopening of certain locations. You disclose “IT’SUGAR does not believe that it will have sufficient liquidity to continue its full operations if it is unable to obtain significant rent abatements and deferrals from its landlords and amended payments terms from vendors........pursue a formal or informal restructuring.” With the significant uncertainties related to the impact of the COVID-19 pandemic on the operations of IT’SUGAR and Hoffman’s Chocolates, please assess and evaluate the impact of COVID-19 in your disclosures for the following:

•

how you expect COVID-19 to affect assets on your balance sheet and your ability to timely account for these assets. For example, will there be significant changes in judgments in determining the fair value of these assets, including long-lived assets, right-of-use lease assets, and goodwill, in accordance with U.S. GAAP.

•

if you anticipate any material impairments (e.g. with respect to goodwill, intangible assets, long-lived assets, right-of-use assets), restructuring charges, other expenses, or changes in accounting judgments that have had or are reasonably likely to have a material impact on your financial statements.

•	if you expect COVID-19 to materially affect the demand for your products or services based on your business model.

•

how you expect COVID-19 to affect your current manufacturing and distribution processes for your chocolates and confectionary products, including those produced and distributed by Las Olas Confections and Snacks.

Refer to the Staff’s Corporation Finance Disclosure Guidance: Topic 9 and Topic 9A.

While Notes 1 and 6 of the Company’s interim combined carve-out financial statements include disclosures related to the factors that resulted in the recognition of impairments by these reporting units during the three months ended March 31, 2020, the impact and continued uncertainty of the COVID-19 pandemic on these businesses during the second quarter will require additional evaluation. Accordingly, additional disclosures related to these matters will be included in the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020. Although the Company is continuing to finalize its accounting analyses and related disclosures applicable to its financial statements as of and for the quarter ended June 30, 2020, disclosure of specific considerations will include the following:

Basis of Presentation

The Basis of Presentation section of Note 1 of the Company’s interim combined carve-out financial statements will be revised to include the following general disclosure regarding the Company’s estimates and assumptions: “Financial statements prepared in conformity with GAAP require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in the Company’s financial statements. Due to, among other things, the impact and potential future impact of the ongoing COVID-19 pandemic, which is discussed in more detail throughout these financial statements and the Information Statement to which these financial statements are attached, including the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section thereof, actual conditions could differ from the Company’s expectations and estimates, which could materially affect the Company’s results of operations and financial condition. The severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic are uncertain, rapidly changing, and difficult to predict. As a result, the Company’s accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in, among other adjustments, future impairments of goodwill, intangibles, and long-lived assets and inventory reserves.”

Impact of the COVID-19 Pandemic

As described above, the Company recognized impairment losses related to goodwill and long-lived assets, including right-of-use assets, during the March 31, 2020 quarter primarily as a result of the estimated impact of COVID-19 on these businesses. The Company’s assessment of the assets of these businesses for impairment requires the Company to make estimates based on facts and circumstances as they exist at quarter end and assumptions about current and future economic and market conditions. These assumptions included the stabilization of these businesses following a phased reopening of their retail locations in 2020 and their ability to access and operate in their retail locations in spite of ongoing negotiations with the landlords of these locations related to unpaid rents. In addition, while the Company’s estimates of the future cash flows included a scenario in which the businesses did not fully return to previously estimated levels of profitability, the Company’s estimates assumed that the demand for the products of these businesses would not permanently decline in a material manner. As the severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic are uncertain, rapidly changing, and difficult to predict, these estimates and assumptions may change over time, which may result in the recognition of additional impairment losses related to the assets of these businesses that would be material to the Company’s financial statements, as well as the recognition of restructuring charges. Changes in assumptions that could materially impact the Company’s estimates include, but are not limited to, a permanent decline in demand for the products of these businesses, retail locations not reopening pursuant to the phased reopening plans for these businesses, additional closures following the initial reopening of locations, IT’SUGAR pursuing a formal or informal restructuring, and landlords of retail locations limiting the right to operate in leased locations as a result of unpaid or disputed rent payments.

•

Note 1 will provide an update on the operations of these businesses through June 30, 2020, as well as any material changes in the related facts and circumstances through the date of the filing of the Amended Registration Statement. The disclosure will include the number of locations that have been reopened, the sales volumes at these locations following their reopening, and the various risks and uncertainties related to future sales performance. In addition, the status of negotiations with landlords of the retail locations of these businesses, including, as applicable, the number of locations for which they have executed agreements or lease amendments with landlords, the fact that rent remained unpaid in many of these locations as of June 30 or subsequently, the number of locations for which default notices have been received from landlords, and the risks that concessions received to date may not provide sufficient relief for these businesses. Although an update on Hoffman’s Chocolates will also be provided, the discussion will primarily focus on IT’SUGAR given the relative materiality of its operations as compared to Hoffman’s Chocolates. In addition, due to the continued uncertainty related to IT’SUGAR’s ability to reach agreements with its landlords and vendors and its overall sales performance, disclosure related to IT’SUGAR’s liquidity and the fact that IT’SUGAR may in the future consider a formal or informal restructuring will continue to be included.

•

As noted above, the Company is finalizing its accounting analyses related to the assets of these businesses as of June 30, 2020. The Company will continue to include disclosures related to the factors and key estimates and assumptions which resulted in the recognition of impairment losses as of March 31, 2020, and if the analyses support the recognition of additional impairment losses as of June 30, 2020, additional disclosures will be provided. In any event, as there has been and will continue to be uncertainty related to the operations of these businesses as a result of the COVID-19 pandemic, additional disclosures will be provided regarding the Company’s key assumptions in its accounting analyses and the changes in such assumptions that could result in material impairments in future periods. These disclosures will primarily focus on IT’SUGAR given the materiality of this business and the components of its balance sheet which include goodwill and various long-lived assets. Disclosure will be provided that the severity, magnitude, and duration, as well as the economic consequences, of the COVID-19 pandemic are uncertain, rapidly changing, and difficult to predict, and that the Company’s estimates and assumptions may change over time which could result in the recognition of additional impairment losses or restructuring charges related to IT’SUGAR’s assets that would be material to the Company’s financial statements. Changes in assumptions that could materially impact estimates include, but are not limited to, a permanent decline in demand for IT’SUGAR’s products, retail locations not reopening pursuant to IT’SUGAR’s phased reopening plan, additional closures following the initial reopening of locations, IT’SUGAR pursuing a formal or informal restructuring, or landlords of retail locations limiting operations in leased locations through eviction proceedings as a result of unpaid or disputed rent payments.

•

Note 1 will continue to include cautionary language that demand for many of the Company’s products and services may remain weak for a significant length of time and that the Company cannot predict if or when the industries in which the Company operates will return to pre-pandemic levels. However, as noted above, it is currently assumed in the Company’s cash flow estimates that demand for products will not permanently decline in a material manner over a long-term horizon, and these assumptions will be discussed in the Amended Registration Statement, as referenced above. It should be noted that, because of the increased uncertainty related to the long-term impact of the COVID-19 pandemic on consumer behavior and the overall economy, the discount rate applied to the cash flows of these businesses in calculating their fair values was increased significantly compared to the rates applied prior to the pandemic.

To date, the COVID-19 pandemic has not materially impacted the manufacturing and distribution processes for the Company’s chocolates and confectionary products. However, there has been a decline in the sales of the products manufactured and distributed by Las Olas Confections and Snacks. These items will be disclosed in the Amended Registration Statement.

BBX Capital Real Estate, page F-59

9.

Based on the impact of the COVID-19 pandemic, please explain your consideration of whether there have been significant changes in the judgments to determine the fair value of your real estate assets, including real-estate-held for sale and real estate inventory, which would indicate a significant decline in their fair value which should be reflected through an impairment charge in accordance with ASC 360. In your response, please tell us your consideration of changes in economic factors, the housing market, and real estate trends in the principal markets where you operate due the pandemic. Refer to ASC 360-10-35 and the Staff’s Corporation Finance Disclosure Guidance: Topic 9.

The Company evaluates its real estate assets for potential impairment on an ongoing basis pursuant to ASC 360-10. For real estate assets that must be accounted for as long-lived assets to be held and used (including real estate that is currently under development, being held for development in the future, or is otherwise being held indefinitely), the Company evaluates such assets for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. For real estate assets that are accounted for as long-lived assets to be disposed of by sale (including real estate held for sale and real estate inventory that is substantially complete), the Company records such assets at the lower of their carrying amount or fair value less costs to sell.

As of March 31, 2020, the Company evaluated the impact of the COVID-19 pandemic on the fair value of its real estate assets giving consideration to a number of factors, including asset-specific factors and overall economic and market conditions, and concluded that there had not been a significant decline in the fair value of the Company’s real estate assets that should be reflected through an impairment charge as of such date. Although the COVID-19 pandemic resulted in increased uncertainty related to the Company’s prior expectations for the timing and pricing of future sales of its real estate assets, the Company notes that the real estate markets in which BBXRE operates have not been as directly impacted by the pandemic as the other industries in which the Company operates and various indicators of resilience in the markets in which BBXRE operates were observed. In particular, home sales at BBXRE’s Beacon Lakes Community development, which comprises a significant portion of the Company’s real estate assets, continued throughout March and April 2020 (albeit at a slower pace) and have since increased to pre-pandemic levels. Further, rent collections at the multifamily communities sponsored by the Altman Companies have remained relatively steady. In addition, as it relates to capital transactions, a joint venture sponsored by the Altman Companies closed on the sale of its multifamily apartment community in late March 2020, while another joint venture sponsored by the Altman Companies closed on permanent development financing of a new multifamily apartment community in June

2020. Of course, a prolonged economic downturn would be expected to have a significant adverse impact on real estate values overall, but there is significant uncertainty as to the duration and severity of the effects of the COVID-19 pandemic, including the pace at which businesses would reopen and the economy would recover. Further, the impact of the increased uncertainty in the overall market on capitalization rates for real estate assets has generally been seen as having been offset to an extent by the impact of the significant decline in interest rates. In light of these factors, the Company determined as of March 31, 2020 that it was reasonably likely that the real estate markets in which BBXRE operates had not been significantly adversely impacted, and when also considering BBXRE’s observations related to its own real estate portfolio, that the value of BBXRE’s real estate assets had not significantly declined as of March 31, 2020.

The Company has not yet finalized its impairment analyses related to BBXRE as of June 30, 2020. However, in the Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 that will be included in the Amended Registration Statement, the Company will provide an update on BBXRE’s operations, including sales activities at its Beacon Lakes Community and rental activities at the multifamily apartment communities sponsored by the Altman Companies, through June 30, 2020, as well as any material changes in facts and circumstances through the date of the filing of the Amended Registration Statement. If the analyses supports the recognition of material impairment losses as of June 30, 2020, additional disclosures related to the factors and key estimates and assumptions which resulted in the recognition of such impairment losses will be included. In any event, in light of the significant market and economic uncertainty resulting from the COVID-19 pandemic, additional disclosures regarding changes in circumstances and key assumptions that could result in material impairments in future periods, including a material decline in overall real estate values, sales prices for single family homes, and/or rental rates for multifamily apartments, will be included.

Future Adoption of Recently Issued Accounting Pronouncements

FASB Staff Q&A Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (Topic 842), page F-61

10.

Please tell us and disclose your consideration of the impact of the FASB Staff guidance on lease concessions related to the effects of COVID-19 for your existing portfolio of operating leases for the BBX Sweet Holdings entities, IT’SUGAR and Hoffman’s Chocolates for rent concessions negotiated with landlords. In your response and disclosure, please explain if you have entered into lease concessions for the above businesses either at March 31, 2020 or subsequently, and the impact on your accounting and reporting for these leases. Refer to Question 4 of the FASB Staff Q&A for Lease Concessions Related to the Effects of the COVID-19 Pandemic: ASC 842.

Pursuant to the guidance in FASB Staff Q&A – Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, the Company has elected to account for lease concessions related to the effects of the COVID-19 pandemic as if the rights and obligations related to such concessions existed in the related lease agreements. Accordingly, if the concession does not result in a substantial increase in the rights of the lessor or the Company’s obligations as the lessee, the Company will elect to not account for the concession as a modification and will not remeasure the lease liability and right-of-use asset for such leases. If rent is deferred pursuant to a concession, such rents will be accrued pursuant to the existing terms of the lease, and the related liability will be relieved when the rental payment is made to the landlord pursuant to the terms of the concession. If rent is abated pursuant to a concession, the Company’s rent expense will be decreased by the amount of the abated rental payment in the period in which the payment was otherwise due pursuant to the existing terms of the lease.

As of March 31, 2020, the Company had not executed any agreements related to rent concessions. However, as of June 30, 2020, the Company had executed 17 agreements related to rent concessions for IT’SUGAR and Hoffman’s Chocolates as a result of the COVID-19 pandemic, which included a combination of rent deferrals and abatements. Under the terms of such agreements, rent payments subject to deferral are generally required to be paid between 1-42 months following the execution of the agreements based on payment schedules specified in such agreements. The Company accounted for 5 of these agreements as modifications and remeasured the related lease liabilities as the concessions extended the lease terms and increased the Company’s overall obligations under the related lease agreements. The Company did not account for the remaining 12 agreements as modifications as the concessions did not result in a substantial increase in the rights of the lessor or the Company’s obligations as the lessee. Under these agreements, deferrals and abatements of rental payments were $235,000 and $449,000, respectively, for the three months ended June 30, 2020, which included deferrals and abatements of $191,000 and $373,000, respectively, of payments under agreements that were not accounted for as modifications. IT’SUGAR and Hoffman’s Chocolates continue to remain in negotiations with the landlords of their retail locations as those businesses are for the most part not current in their lease payments. Although rent in most cases remains accrued and unpaid, the Company has continued to recognize lease costs related to such leases pursuant to the existing terms of such leases.

The Company’s unaudited combined carve-out financial statements for the six months ended June 30, 2020 and 2019 in the Amended Registration Statement will disclose the information provided above for the Company as a whole.

If you have any questions or require any additional information, please feel free to contact me at (305) 789-3500. Thank you for your assistance.

Sincerely,

STEARNS WEAVER MILLER WEISSLER ALHADEFF & SITTERSON, P.A.

/s/ Alison W. Miller
Alison W. Miller
For the Firm

cc:	Lyn Shenk, Accounting Branch Chief

U.S. Securities & Exchange Commission

Robert Shapiro, Staff Accountant

U.S. Securities & Exchange Commission

Jennifer López, Staff Attorney

U.S. Securities & Exchange Commission

Alan B. Levan, Chairman and Chief Executive Officer

BBX Capital Corporation

Jarett S, Levan, President

BBX Capital Corporation

Raymond S. Lopez, Executive Vice President and Chief Financial Officer

BBX Capital Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

June 10, 2020

Via email

Brett Sheppard

Chief Accounting Officer

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, FL 33301

Re:                      BBX Capital Corporation

File No.:              001-09071

Dear Mr. Sheppard,

We received your letter dated June 5, 2020, in which you request that the staff waive the requirement to include audited financial statements of the Altis at Shingle Creek joint venture (“Altis at Shingle Creek”) required by Rule 3-09 of Regulation S-X in the registration statement on Form 10 expected to be filed in connection with the proposed spin-off of BBX Capital Florida (the “Registration Statement on Form 10”) and in any applicable future filings that include BBX Capital Florida’s financial statements.

Based on the information you provided in your letter and pursuant to our authority in Rule 3-13 of Regulation S-X, we permit you to omit the financial statements of Altis at Shingle Creek required by Rule 3-09 of Regulation S-X in the Registration Statement on Form 10, and in any applicable future filings that include BBX Capital Florida’s financial statements assuming that Altis at Shingle Creek is not significant in future years. If you have any questions regarding this letter, please call me at (202) 551-3547.

Sincerely,

/s/ Craig C. Olinger

Craig Olinger
Senior Advisor to the Chief Accountant

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.